UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

☐	Annual report pursuant to section 13(a) or 15(d) of the securities exchange act of 1934

For the fiscal year ended Commission File Number

NOUVEAU MONDE GRAPHITE INC.

(Exact name of Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1090 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

331 rue Brassard
Saint-Michel-des-Saints, Quebec
Canada J0K 3B0

(514) 605-6574

(Address and telephone number of Registrant's principal executive offices)

CT Corporation System

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Common Shares, no par value	NMG	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐	No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐	No ☒

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

  Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                             ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.                              ☐

EXPLANATORY NOTE

Nouveau Monde Graphite Inc. (the “Company” or “Registrant”) is a Canadian public company whose common shares are listed on the TSX Venture Exchange under the symbol “NOU”. The Company is eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multijurisdictional disclosure system of the Exchange Act (“MJDS”). The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This registration statement, including the documents incorporated by reference, contains forward-looking statements which relate to future events or future performance and reflects management's expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management's current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by verbs such as “may”, “would”, “could”, “will”, “should”, “expect”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company’s future results; the intended construction and commissioning timeline of the Matawinie graphite property mine project and the Bécancour plants; the economic performance and product development efforts, as well as the Company’s achievement of milestones, including the ability to obtain sufficient financing for the Matawinie graphite property mine project and the Bécancour plants, are or involve forward-looking statements.

Forward-looking information is based on reasonable assumptions that have been made by the Company as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to, the actual results of current development, engineering and planning activities, access to capital, future prices of graphite and those factors discussed in the documents incorporated by reference. Forward-looking information in this registration statement, including the documents incorporated by reference herein, contains, among other things, disclosure regarding: the Company’s development activities and production plans; the construction and commissioning, as applicable, of the Matawinie graphite property mine project and the Bécancour plants; the impact of the COVID-19 pandemic (“COVID-19”) on the Company’s operations; the future outlook, corporate development and strategy of the Company; the estimates of mineral resources and mineral reserves; the government regulation of mining operations, environmental regulation and compliance; the realization of the expected economics of the construction and operation of the Company’s projects; any particular offering of securities under a registration statement and the receipt of all regulatory and stock exchange approvals in connection therewith; and the ability to obtain sufficient financing for the development of the Matawinie graphite property mine project and the Bécancour plants.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: general business and economic conditions; COVID-19 not having a material impact on the Company’s operation; the supply and demand for, deliveries of, and the level and volatility of prices for graphite products; the timing of the receipt of regulatory and governmental approvals for the Company’s projects; the availability of financing for the Company’s development of its properties and construction of its facilities and installations on reasonable terms; the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the development of the Matawinie graphite property mine project and the Bécancour plants; the ability to attract and retain skilled staff; development and production timetables; market competition; the accuracy of the Company’s mineral resource and mineral reserve estimates (including, with respect to size, grade and recoverability) as well as the geological, operational and price assumptions on which they are based; and such other assumptions and factors as set out in this registration statement and in the documents incorporated by reference herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that may cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update or revise any forward-looking information that is included or incorporated by reference herein, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the MJDS, to prepare this registration statement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Form 40-F in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards, and may not be comparable to those prepared by companies in the United States. In addition, the Company is not required to prepare a reconciliation of its financial statements between IFRS and U.S. generally accepted accounting principles, and has not quantified such differences, which may be significant.

CAUTIONARY NOTE TO U.S. INVESTORS

Disclosure regarding Mineral Reserve and Mineral Resource estimates included in the documents incorporated by reference herein were prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The documents incorporate by reference herein use the terms “Pre-Feasibility Study,” “Feasibility Study,” “Mineral Resource,” “Inferred Mineral Resource,” “Indicated Mineral Resource,” “Measured Mineral Resource,” “Mineral Reserve,” “Probable Mineral Reserve,” and “Proven Mineral Reserve” in connection with the presentation of resources, as each of these terms is defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council (the “CIM Definition Standards”), as required by NI 43-101. Unless otherwise indicated, all reserve and resource estimates contained in, or incorporated by reference into, this registration statement have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the United States Securities and Exchange Commission (“SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in the documents incorporated by reference herein will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby files and incorporates by reference Exhibits 99.1 through 99.122 inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit  99.101 to 99.103 inclusive and Exhibit 99.113 to 99.121, inclusive, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF SECURITIES

See the section entitled “Description of Capital Structure” on pages 96 to 99 of the Annual Information Form of the Registrant for the year ended December 31, 2020, filed as Exhibit 99.92, as set forth in the Exhibit Index attached hereto.

CURRENCY

Unless otherwise indicated, all dollar amounts in this registration statement on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the daily exchange rate as quoted by the Bank of Canada, was US$1.00 = CDN$1.27 on December 31, 2020 and US$1.00 = CDN$1.215 on May 13, 2021.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operation, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual obligations of the Registrant as of December 31, 2020:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years

		(thousands of Canadian dollars)
Loans/debt obligations	1,824	1,824	-	-	-
Convertible bond	22,205	3,224	18,981	-	-
Lease obligations	1,140	321	638	181	-
Pension and other employee future benefits obligations	2,003	-	-	-	2,003
Asset retirement obligations	621	-	621	-	-
Total	27,793	5,369	20,240	181	2,003

For additional information on the Registrant’s commitments, see Note 21 to the Registrant’s audited consolidated financial statements for the years ended December 31, 2020 and 2019 included in Exhibit 99.91, as set forth in the Exhibit Index attached hereto.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this registration statement on Form 40-F, the Registrant has filed with the SEC a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the SEC by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NOUVEAU MONDE GRAPHITE INC.

By: /s/ Eric Desaulniers
Name: Eric Desaulniers
Title: President and Chief Executive Officer
Date: May 14, 2021

EXHIBIT INDEX

Exhibit Number	Description
99.01	Annual Information Form for the year ended December 31, 2019
99.02	Audited Annual Financial Statements for the years ended December 31, 2019 and 2018
99.03	Management’s Discussion & Analysis for the year ended December 31, 2019
99.04	News Release dated on January 14, 2020
99.05	News Release dated January 24, 2020
99.06	News Release dated January 28, 2020
99.07	News Release dated February 26, 2020
99.08	News Release dated March 19, 2020
99.09	News Release dated March 30, 2020
99.10	Interim Financial Statements for the three-month periods ended March 31, 2020 and 2019
99.11	Management’s Discussion & Analysis for the three-month period ended March 31, 2020
99.12	News Release dated April 15, 2020
99.13	News Release dated April 29, 2020
99.14	Certification of Annual Filings by the CFO dated April 29, 2020
99.15	Certification of Annual Filings by the CEO dated April 29, 2020
99.16	ON Form 13-502F1 (Class 1 and 3B Reporting Issuers – Participation Fee) dated April 29, 2020
99.17	AB Form 13-501F1 (Class 1 and 3B Reporting Issuers – Participation Fee) dated April 29, 2020
99.18	Certification of Interim Filings by the CFO dated May 28, 2020
99.19	Certification of Interim Filings by the CEO dated May 28, 2020
99.20	News Release dated June 26, 2020
99.21	Interim Financial Statements for the three and six-month periods ended June 30, 2020 and 2019
99.22	Management’s Discussion & Analysis for the six-month period ended June 30, 2020
99.23	News Release dated June 30, 2020
99.24	Royalty Purchase Agreement between Pallinghurst Graphite Limited and Nouveau Monde Graphite Inc. dated July 14, 2020
99.25	Convertible Bond Subscription Agreement between Pallinghurst Graphite Limited and Nouveau Monde Graphite Inc. dated July 14, 2020
99.26	Notice of Record and Meeting Date dated July 15, 2020
99.27	News Release dated July 15, 2020
99.28	Material Change Report dated July 24, 2020
99.29	Notice of Annual and Special Meeting of Shareholders dated July 27, 2020
99.30	Management Information Circular dated July 27, 2020
99.31	Certificate of Officer Re: Abridging time pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer dated July 27, 2020
99.32	Form of Proxy to be used at Annual and Special Meeting held on August 27, 2020
99.33	Certification of Interim Filings by the CFO dated August 28, 2020
99.34	Certification of Interim Filings by the CEO dated August 28, 2020
99.35	News Release dated August 28, 2020
99.36	News Release dated September 1, 2020
99.37	Report of Exempt Distribution excluding Schedule 1 of 45-106F1 dated September 3, 2020
99.38	Material Change Report dated September 14, 2020
99.39	Report of Exempt Distribution excluding Schedule 1 of 45-106F1 dated September 14, 2020
99.40	News Release dated September 21, 2020
99.41	News Release dated September 24, 2020
99.42	News Release dated September 30, 2020
99.43	Interim Financial Statements for the three and nine-month periods ended September 30, 2020 and 2019
99.44	Management’s Discussion & Analysis for the nine-month period ended September 30, 2020
99.45	News Release dated October 6, 2020

99.46	News Release dated October 27, 2020
99.47	News Release dated October 27, 2020
99.48	News Release dated November 2, 2020
99.49	News Release dated November 5, 2020
99.50	News Release dated November 12, 2020
99.51	News Release dated November 18, 2020
99.52	Certification of Interim Filings by the CFO dated November 19, 2020
99.53	Certification of Interim Filings by the CEO dated November 19, 2020
99.54	News Release dated November 24, 2020
99.55	News Release dated December 4, 2020
99.56	News Release dated December 17, 2020
99.57	News Release dated December 31, 2020
99.58	News Release dated January 5, 2021
99.59	News Release dated January 6, 2021
99.60	Material Change Report dated January 7, 2021
99.61	Prospectus Supplement No. 1 dated January 15, 2021 to the Short Form Base Shelf Prospectus dated January 10, 2019
99.62	News Release dated January 13, 2021
99.63	Underwriting Agreement between BMO Nesbitt Burns Inc. and Nouveau Monde Graphite Inc. dated January 15, 2021
99.64	Consent of Stein Monast L.L.P. dated January 15, 2021
99.65	Consent of Fasken Martineau DuMoulin LLP dated January 15, 2021
99.66	Marketing Materials dated January 18, 2021
99.67	News Release dated January 20, 2021
99.68	News Release dated January 21, 2021
99.69	Notice Form 45-102F1 dated January 22, 2021
99.70	News Release dated January 26, 2021
99.71	News Release dated January 28, 2021
99.72	Material Change Report dated January 29, 2021
99.73	News Release dated February 1, 2021
99.74	Report of Exempt Distribution excluding Schedule 1 of 45-106F1 dated February 2, 2021
99.75	Material Change Report dated February 9, 2021
99.76	News Release dated February 10, 2021
99.77	Notice of Record and Meeting Date dated February 12, 2021
99.78	News Release dated February 12, 2021
99.79	News Release dated February 16, 2021
99.80	Material Change Report dated February 18, 2021
99.81	Report of Exempt Distribution excluding Schedule 1 of 45-106F1 dated February 18, 2021
99.82	Notice of Special Meeting of Shareholders dated February 22, 2021
99.83	Management Information Circular dated February 22, 2021
99.84	News Release dated February 24, 2021
99.85	Certificate of Officer Re: Abridging time pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer dated March 3, 2021
99.86	Form of Proxy to be used at Annual and Special Meeting held on March 23, 2021
99.87	Press Release dated March 24, 2021
99.88	Material change report dated March 25, 2021
99.89	Certificate of Eligibility Under National Instruments 44-101 and 44-102 dated March 26, 2021
99.90	News Release dated March 29, 2021
99.91	Audited Annual Financial Statements for the years ended December 31, 2020 and 2019
99.92	Annual Information Form for the year ended December 31, 2020
99.93	Certification of Annual Filings by the CFO dated April 6, 2021
99.94	Certification of Annual Filings by the CEO dated April 6, 2021
99.95	Management’s Discussion & Analysis for the year ended December 31, 2020
99.96	News Release dated April 13, 2021
99.97	Notice of Meeting and Record Date dated April 23, 2021

99.98	Amended and Restated Investment Agreement between Pallinghurst Graphite Limited and Nouveau Monde Graphite Inc. filed on April 30, 2021
99.99	Certification of Annual Filings by the CFO dated April 30, 2021
99.100	Certification of Annual Filings by the CEO dated April 30, 2021
99.101	Consent of Alain Mercier, P. Eng. dated April 6, 2021
99.102	Consent of Pierre Thiffault, P. Eng. dated April 6, 2021
99.103	Consent of Martine Paradis, P. Eng., M. Sc., PMP dated April 6, 2021
99.104	News Release dated May 12, 2021
99.105	News Release dated May 12, 2021
99.106	Material change report (amended) dated May 12, 2021
99.107	News Release dated May 13, 2021
99.108	News Release dated May 13, 2021
99.109	Interim Financial Statements for the three-month periods ended March 31, 2021 and 2020
99.110	Certification of Annual Filings by the CFO dated May 13, 2021
99.111	Certification of Annual Filings by the CEO dated May 13, 2021
99.112	Management’s Discussion & Analysis for the three-month period ended March 31, 2021
99.113	Consent of Bernard-Olivier Martel, P. Geo., B. Sc. dated May 14, 2021
99.114	Consent of Yann Camus, P. Eng. dated May 14, 2021
99.115	Consent of Oliver Peters, P. Eng., M.Sc., MBA dated May 14, 2021
99.116	Consent of Patrick Perez, P. Eng., M. Sc. dated May 14, 2021
99.117	Consent of Ewald Pengel, P. Eng., M. Sc. dated May 14, 2021
99.118	Consent of Jordan Zampini, P. Eng. dated May 14, 2021
99.119	Consent of Martin Saint-Amour, P. Eng. dated May 14, 2021
99.120	Consent of Céline M. Charbonneau, P. Eng., M. Sc. dated May 14, 2021
99.121	Consent of PricewaterhouseCoopers LLP dated May 14, 2021
99.122	Interim Financial Statements for the three and six-month periods ended June 30, 2020 and 2019 (Amended)